UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-16735

PVR Partners, L.P.

(Exact name of registrants)

Three Radnor Corporate Center, Suite 301 100 Matsonford Road, Radnor, Pennsylvania 19087

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Common Units 8.25% Senior Notes due 2018 8.375% Senior Notes due 2020 6.500% Senior Notes due 2021

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Units	Zero*
8.25% Senior Notes due 2018	53**
8.375% Senior Notes due 2020	42**
6.500% Senior Notes due 2021	26**

*On March 21, 2014, PVR merged with and into Regency Energy Partners LP, a Delaware limited partnership (“Regency”), with Regency as the surviving limited partnership (the “Merger”). As a result of the Merger, the separate limited partnership existence of PVR ceased, and Regency continued its existence as the surviving limited partnership. PVR has terminated all offerings of its securities pursuant to its existing registration statements, including the Registration Statement, and ceased to have any holders of its common units.

** As of April 2, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, PVR Partners, L.P. has caused this certification to be signed on its behalf by the undersigned duly authorized person.

REGENCY ENERGY PARTNERS LP
(as successor by merger to PVR Partners, L.P.)

	By:	Regency GP LP, its General Partner
	By:	Regency GP LLC, its General Partner

Date: April 10, 2014	By:	/s/ Thomas E. Long
Thomas E. Long
Executive Vice President and Chief Financial Officer